UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-8598
BELO CORP.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	75-0135890 (I.R.S. Employer Identification No.)

P.O. Box 655237	75265-5237
Dallas, Texas	(Zip Code)
(Address of Principal Executive Offices)
Plan Interests under the Belo Savings Plan and the Belo Corp. Series A Common Stock, $1.67 par value per share, purchasable pursuant to the Belo Savings Plan
(Title of Each Class of Securities Covered by this Form)
Series A Common Stock, $1.67 par value per share
Series B Common Stock, $1.67 par value per share
(Titles of All Other Classes of Securities for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑ *
Approximate number of holders of record as of the certification or notice date: 2,330

     Pursuant to the requirements of the Securities Exchange Act of 1934, Belo Corp. has caused this Certification and Notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

BELO CORP.
Date: June 30, 2008	By:	/s/ Russell F. Coleman
Name: Russell F. Coleman
Title: Vice President and General Counsel

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Belo Savings Plan has caused this Certification and Notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

BELO SAVINGS PLAN
	By:	The Belo Benefits Administrative Committee

Date: June 30, 2008	By:	/s/ Brenda C. Maddox
Name: Brenda C. Maddox
		Title:	Committee Member

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*	The Belo Savings Plan has been amended to provide that after February 8, 2008 neither employee contributions, Belo Corp. contributions or rollover contributions may be invested in the above-referenced employer securities. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration by the Belo Savings Plan and Form 11-K annual reports no longer need to be filed thereby.